Exhibit 99.2

Contact: Darren Pai 808.525.6659 dpai@abinc.com

Alexander & Baldwin names experienced REIT executive

James Mead as new Chief Financial Officer

HONOLULU, July 10, 2017 — Alexander & Baldwin, Inc. (NYSE:ALEX) (A&B or Company), a New York Stock Exchange listed real estate investment trust, today announced James E. Mead has been named chief financial officer, effective immediately. Mead succeeds Paul K. Ito, who will continue as senior vice president, finance and treasurer of A&B through the end of the year to ensure a smooth transition.

Jim Mead most recently served as chief financial officer for SL Green Realty Corporation, a real estate investment trust and the largest office landlord in New York City, from late 2010 to early 2015, a period during which the Company realized a 75% increase in its stock price. Prior to joining SL Green, Mead served as CFO of Strategic Hotels & Resorts (2004-2010) and Irvine Company Apartment Communities (1996-1999), and held executive positions with Irvine Company and JP Morgan.

“We are fortunate to find someone with Jim’s broad experience in commercial real estate and real estate investment trusts, deep knowledge of capital markets, and proven track record in leading and developing strong financial teams. He will be an invaluable addition to our leadership team as we focus on our strengths in commercial real estate and work to effect our conversion to a real estate investment trust,” said Chris Benjamin, A&B president and CEO.

Mead holds a bachelor’s degree in engineering from Tulane University and a master’s degree in business administration from the University of Virginia. He currently serves on the Board of Directors for Easterly Government Properties and the Boards of Advisors for The CenterCap Group and Tulane University School of Science and Engineering.

ABOUT ALEXANDER & BALDWIN

Alexander & Baldwin, Inc. is a Hawaii-based public company, with interests in commercial real estate, land operations, materials and infrastructure construction. With ownership of approximately 87,000 acres in Hawaii, A&B is the state’s fourth largest private landowner, and one of the state’s most active real estate investors. The Company manages a portfolio comprising 4.7 million square feet of leasable space in Hawaii and on the U.S. Mainland and is the largest owner of grocery/drug-anchored retail centers in Hawaii. A&B also is Hawaii’s largest materials company and paving contractor. Additional information about A&B may be found at www.alexanderbaldwin.com.

FORWARD-LOOKING STATEMENTS

Statements in this press release that are not historical facts are “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements can typically be identified by words such as “believe,” “expect,” “estimate,” “predict,” “target,” “potential,” “likely,” “continue,” “ongoing,” “could,” “should,” “intend,” “may,” “might,” “will,” “plan,” “seek,” “anticipate,” “project” and similar expressions, as well as variations or negatives of these words.

Such forward-looking statements speak only as of the date the statements were made and are not guarantees of future performance. Forward-looking statements are subject to a number of risks,

uncertainties, assumptions and other factors that could cause actual results and the timing of certain events to differ materially from those expressed in or implied by the forward-looking statements. These factors include, but are not limited to, prevailing market conditions. A further description of the risks, trends, uncertainties and other factors that could affect the forward-looking statements in this press release are discussed in Company’s most recent Form 10-K and other filings with the SEC. The information contained in this press release should be evaluated in light of these important risk factors. We do not undertake any obligation to update the Company’s forward-looking statements.

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